UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                          to

Commission file number: 001-11294

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNUM GROUP 401(k) RETIREMENT PLAN

(formerly the UnumProvident 401(k) Retirement Plan)

1 Fountain Square

Chattanooga, Tennessee 37402

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Unum Group

1 Fountain Square

Chattanooga, Tennessee 37402

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Unum Group 401(k) Retirement Plan (formerly the UnumProvident 401(k) Retirement Plan)

As of December 31, 2007 and 2006, and Year Ended December 31, 2007

With Report of Independent Registered Public Accounting Firm

Unum Group 401(k) Retirement Plan

(formerly the UnumProvident 401(k) Retirement Plan)

Audited Financial Statements and Supplemental Schedule

December 31, 2007 and 2006, and

Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm

The Benefit Finance Committee

Unum Group 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Unum Group 401(k) Retirement Plan (formerly the UnumProvident 401(k) Retirement Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Chattanooga, Tennessee

June 24, 2008

Unum Group 401(k) Retirement Plan

(formerly the UnumProvident 401(k) Retirement Plan)

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Investments, at fair value	$729,168,876	$703,487,132

Adjustment from fair value to contract value for investment in the collective trust	839,470	1,365,483

Net assets available for benefits	$730,008,346	$704,852,615

See accompanying notes.

Unum Group 401(k) Retirement Plan

(formerly the UnumProvident 401(k) Retirement Plan)

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions to net assets attributed to:
Investment income	$47,813,100

Net appreciation in fair value of investments	7,340,865

Contributions:
Participants	40,014,061
Employer	16,478,207

56,492,268

Total additions	111,646,233

Deductions from net assets attributed to:
Benefits paid to participants	43,242,901
Administrative expenses	69,540
Transfer out related to sale of subsidiary	43,178,061

Total deductions	86,490,502

Net increase	25,155,731

Net assets available for benefits:
Beginning of year	704,852,615

End of year	$730,008,346

See accompanying notes.

Unum Group 401(k) Retirement Plan

(formerly the UnumProvident 401(k) Retirement Plan)

Notes to Financial Statements

December 31, 2007

1. Description of the Plan

The following description of the Unum Group 401(k) Retirement Plan (formerly the UnumProvident 401(k) Plan) (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that covers all domestic employees of Unum Group and its subsidiaries (Unum or the Company). Participants who are regularly scheduled to work at least nineteen hours per week are eligible to participate in the Plan. Participants become eligible for employer-matching contributions after the completion of 1,000 hours in a 12 month eligibility computation period. The Plan sponsor is Unum Group. The purpose of the Plan is to provide covered employees a qualified plan that meets the requirements of sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the Code). The Plan is administered by a Benefit Finance Committee (the Committee), which is responsible for overseeing the administration and operation of the Company’s qualified benefit plans. Members of the Committee are appointed by the Human Capital Committee of the Company’s Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Dependent upon the employee’s annual earnings, eligible employees may elect to contribute 1% to 25% of their annual compensation, including incentive payouts, on a pretax basis. Unum Group matches 100% of participant contributions up to 3% of each participant’s pay period compensation contributed, plus 50% of participant contributions on the next 2% of the participant’s pay period compensation contributed, for a maximum match of 4% of annual compensation after one year of service, as defined. In addition, participants may receive a discretionary contribution at the election of the Board of Directors of Unum. There was no discretionary contribution made in 2007. Contributions are limited to the maximum amount allowable under the Code, $15,500 in 2007 plus $5,000 for participants age 50 or older who could elect a catch up contribution.

Unum Group 401(k) Retirement Plan

(formerly the UnumProvident 401(k) Retirement Plan)

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions, plan earnings and market value adjustments and loan fees, if applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Employer and participant contributions plus actual earnings and market value adjustments thereon are immediately 100% vested at the date of contribution.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one year to a maximum of five years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate as published in The Wall Street Journal on the last business day of the month immediately preceding the month in which the loan is approved plus 1%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits

Participants may receive lump-sum distributions upon financial hardship, termination of employment, retirement, disability or death.

Administrative Expenses

Generally, costs of investment administration for the year ended December 31, 2007 were paid by the Plan. Other administrative expenses, including accounting and auditing fees, were paid by Unum.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100% vested in their accounts.

Unum Group 401(k) Retirement Plan

(formerly the UnumProvident 401(k) Retirement Plan)

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value on the last business day of the Plan year. The shares of registered investment companies and common stock are valued at quoted market prices in an active market, which represent the net asset values of shares held by the Plan at year-end. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (Fidelity MIP II Class 2 Fund). As required by the FSP, the statements of net assets available for benefits present the fair value of the Fidelity MIP II Class 2 Fund and the adjustment from fair value to contract value. The contract value of participation units owned in the collective trust fund is based on quoted redemption values, as determined by the Trustee, on the last business day of the Plan year. The fair value of participation units owned by the collective trust fund is determined using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Unum Group 401(k) Retirement Plan

(formerly the UnumProvident 401(k) Retirement Plan)

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During the year ended December 31, 2007, the Plan’s investments (including investments purchased, sold, and held during the year) appreciated in fair value as determined by quoted market prices as follows:

Common stock	$6,057,514
Registered Investment Companies	1,283,351

$7,340,865

Unum Group 401(k) Retirement Plan

(formerly the UnumProvident 401(k) Retirement Plan)

Notes to Financial Statements (continued)

3. Investments (continued)

Investments that represent 5% or more of fair value of the Plan’s net assets available for benefits are as follows:

	December 31
	2007	2006
Fidelity Contrafund	$165,039,665	$106,368,190
Fidelity MIP II Class 2 Fund*	110,723,986	113,884,297
American Funds Growth of America R5	36,730,873	**
Spartan U.S. Equity Index Fund	72,829,716	73,543,364
MFS International Equity Fund	52,573,864	46,613,439
Unum Common Stock	46,646,266	42,588,568
PIMCO Total Return Fund Institutional Class	44,613,825	37,954,105
Fidelity Puritan Fund	41,792,504	44,277,822
Fidelity Magellan Fund	***	50,175,173
John Hancock Classic Value Fund I	***	47,321,924

*	Fidelity MIP II Class 2 Fund value is shown at fair value. The contract value is $111,563,456 for December 31, 2007, and $115,249,780 for December 31, 2006.
**	Investment is not greater than 5% of fair value at December 31, 2006.
***	Investment is not greater than 5% of fair value at December 31, 2007.

4. Related-Party Transactions

The Plan permits participants the option of allocating a portion of their contributions to be invested in Unum Stock, which consists principally of Unum common stock (1,960,751 shares with a market value of $23.79 per share totaling $46,646,266 owned as of December 31, 2007, and 2,049,498 shares with a market value of $20.78 per share totaling $42,588,568 owned as of December 31, 2006). Dividends related to the common stock holdings amounted to $589,406 as of December 31, 2007, which included dividends of $.075 per share, per quarter, on the Unum Group shares held by the Plan.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Unum Group 401(k) Retirement Plan

(formerly the UnumProvident 401(k) Retirement Plan)

Notes to Financial Statements (continued)

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 10, 2003, stating that the Plan is qualified under section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

7. Litigation

On April 29, 2003, the first of two identical putative class actions, Gee v. UnumProvident Corporation, et al. was filed in the Eastern District of Tennessee on behalf of the participants and beneficiaries of the Plan. The actions were later consolidated.

On January 9, 2004, plaintiffs filed a consolidated amended complaint against Unum, several officers and directors of Unum, and several alleged Plan fiduciaries on behalf of a putative class of individuals that held Unum stock in their Plan accounts subsequent to November 17, 1999. Plaintiffs allege that the defendants violated ERISA by making misrepresentations and omissions regarding investment in Unum’s stock and by acting imprudently in failing to take action to protect participants from losses sustained from investments in the Plan’s Unum Stock Fund.

During the first quarter of 2007, Unum executed a settlement agreement resolving the plan beneficiary class action titled Gee v. UnumProvident Corporation et al. The settlement agreement was subject to review by an independent fiduciary, notice to the proposed settlement class, and court approval following a fairness hearing. The settlement was concluded on March 26, 2008 and resulted in Unum contributing a total of $4,873,429 which was deposited in affected participants accounts per prescribed settlement methodology.

8. Sale of Subsidiary

On March 1, 2007 Unum completed the sale of its wholly-owned subsidiary, GENEX Services, Inc., (GENEX). The balance for all GENEX participants, $43,178,061, was transferred out of the Plan on March 1, 2007. Balances for GENEX participants terminating prior to March 2, 2007 remain in the Plan.

Unum Group 401(k) Retirement Plan

(formerly the UnumProvident 401(k) Retirement Plan)

Notes to Financial Statements (continued)

9. Reconciliation Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2007	2006
Net assets available for benefits per the financial statements	$730,008,346	$704,852,615
Adjustment to report collective trust fund at fair value	(839,470)	(1,365,483)

Net assets available for benefits per the Form 5500	$729,168,876	$703,487,132

The following is a reconciliation of additions per the financial statements to total income on the Form 5500:

Year Ended December 31 2007
Total additions per the financial statements	$111,646,233
Less: Adjustment to report collective trust fund at fair value at December 31, 2007	(839,470)
Plus: Adjustment to report collective trust fund at fair value at December 31, 2006	1,365,483

Total income per the Form 5500	$112,172,246

Unum Group 401(k) Retirement Plan

(formerly the UnumProvident 401(k) Retirement Plan)

EIN: 62-1598430 Plan Number: 002

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2007

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Current Value
*	Fidelity Management Trust Company	Templeton Growth A Fund	$17,642,553
*	Fidelity Management Trust Company	Ariel Appreciation Fund	10,072,601
*	Fidelity Management Trust Company	Fidelity Puritan Fund	41,792,504
*	Fidelity Management Trust Company	Fidelity Contrafund	165,039,665
*	Fidelity Management Trust Company	Fidelity Disciplined Equity Fund	22,489,493
*	Fidelity Management Trust Company	PIMCO Total Return Fund Institutional Class	44,613,825
*	Fidelity Management Trust Company	Spartan U.S. Equity Index Fund	72,829,716
*	Fidelity Management Trust Company	Trp Mid Cap Value Fund	13,231,670
*	Fidelity Management Trust Company	American Funds Growth of America R5	36,730,873
*	Fidelity Management Trust Company	Goldman Sachs Growth Opps Inst	5,845,989
*	Fidelity Management Trust Company	ABF Small Cap Value Fund	11,275,447
*	Fidelity Management Trust Company	John Hancock Class Value I	34,912,316
*	Fidelity Management Trust Company	MFS International Equity Fund	52,573,864
*	Fidelity Management Trust Company	Fidelity Freedom Income	1,622,381
*	Fidelity Management Trust Company	Fidelity Freedom 2000	292,317
*	Fidelity Management Trust Company	Fidelity Freedom 2005	1,410,031
*	Fidelity Management Trust Company	Fidelity Freedom 2010	4,590,483
*	Fidelity Management Trust Company	Fidelity Freedom 2015	4,140,604
*	Fidelity Management Trust Company	Fidelity Freedom 2020	4,687,161
*	Fidelity Management Trust Company	Fidelity Freedom 2025	4,171,274
*	Fidelity Management Trust Company	Fidelity Freedom 2030	3,216,156
*	Fidelity Management Trust Company	Fidelity Freedom 2035	2,197,027
*	Fidelity Management Trust Company	Fidelity Freedom 2040	2,864,111
*	Fidelity Management Trust Company	Interest bearing cash	1,164,583
*	Fidelity Management Trust Company	Fidelity MIP II Class 2 Fund	110,723,986
*	Fidelity Management Trust Company	Brokeragelink (Self Managed Brokerage Account)	1,265,192
*	Unum Stock	Common stock	46,646,266
*	Participants’ loans	Interest rates range from 5.00% to 9.50% with maturity dates through December 31, 2011	11,126,788

			$729,168,876

*	Indicates a party in interest to the Plan.

Note: Cost information in column (d) has not been included because all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNUM GROUP 401(k) RETIREMENT PLAN (formerly the UnumProvident 401(k) Retirement Plan)

Date: June 24, 2008	/s/ Peter S. Adams
Peter S. Adams VP, Operational Performance Metrics and Benefit Finance Committee Member

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

EXHIBITS

TO

FORM 11-K

UNUM GROUP 401(k) RETIREMENT PLAN

(formerly the UnumProvident 401(k) Retirement Plan)

INDEX OF EXHIBITS

TITLE	EXHIBIT
Consent of Independent Auditors	23